UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ALEXANDER & BALDWIN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Hawaii	99-0032630
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

822 Bishop Street

P.O. Box 3440

Honolulu, Hawaii 96801

(Address of principal executive office) (ZIP code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Common Stock (pursuant to Rights Agreement dated as of June 8, 2012)	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.                                                           Description of Registrant’s Securities to be Registered.

On June 8, 2012, the Board of Directors of Alexander & Baldwin Holdings, Inc. (the “Company”) declared a dividend distribution of one common stock purchase right (a “Right”) for each outstanding share of the Company’s common stock, without par value (the “Common Stock”).  The distribution is payable to shareholders of record at the close of business on June 18, 2012.  Each Right issued will be subject to the terms of a rights agreement, dated as of June 8, 2012 (the “Rights Agreement”), between the Company and Computershare Shareowner Services LLC, as Rights Agent.

The Rights initially trade with, and are inseparable from, the Company’s Common Stock.  Initially, the Rights are not represented by separate certificates.  New Rights will accompany any new shares of Common Stock the Company issues until the date on which the Rights are separated from the Company’s Common Stock and exercisable as described below.

Until the date the Rights become exercisable, certificated or book-entry ownership of Common Stock will evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of the Rights associated with the shares of Common Stock.  After the date the Rights separate from the Common Stock and become exercisable, the Rights will be evidenced by book-entry credits or by rights certificates that the Company mails to all eligible holders of Common Stock.  Any of the Rights held by an acquiring person (as described below) will be void and may not be exercised.

Exercisability. Each Right will not be separated from the Common Stock and exercisable until:

•                  ten business days after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders, or, if earlier,

•                  ten business days (or a later date determined by the Board) after a person or group commences a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

Exercise Price.  Each Right allows its holder to purchase from the Company one share of the Company’s Common Stock for $125 per share, subject to adjustment, once the Rights become separated from the Common Stock and exercisable.  Prior to its exercise, a Right does not give its holder any dividend, voting or liquidation rights.  While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth below.

Consequences of a Person or Group Becoming an Acquiring Person.

•                  Flip In. If a person or group becomes an acquiring person, all holders of the Rights except the acquiring person may, for $125 per Right, purchase shares of the Company’s Common Stock with a market value of $250, based on the market price of the Company’s Common Stock (determined pursuant to the terms of the Rights Agreement) prior to such acquisition.

•                  Flip Over. If the Company is later acquired in a merger or similar transaction after the date the Rights become exercisable, all holders of the Rights except the acquiring person may, for $125 per Right, purchase shares of the acquiring corporation with a market value of $250, based on the market price of the acquiring corporation’s stock (determined pursuant to the terms of the Rights Agreement) prior to such transaction.

Expiration.  The Rights expire at 5:00 P.M., New York City time, on June 8, 2013,  unless the Rights are earlier redeemed, exchanged or terminated.

Redemption.  The Board may redeem the Rights for $0.001 per Right at any time up to ten business days after a person or group acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock.  If the Board redeems any of the Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right.  The redemption price will be adjusted if the Company has a stock split or issues stock dividends on the Common Stock.

Exchanges.  After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of outstanding Common Stock, the Board may extinguish the Rights by exchanging one share of Common Stock (or at the Board’s discretion, an equivalent security or cash, debt securities or other assets with an equivalent value) for each Right, other than Rights held by the acquiring person.  The exchange ratio will be adjusted if the Company has a stock split or issues stock dividends on the Common Stock.

Anti-Dilution Provisions.  The purchase price for one share of Common Stock, the number of shares of Common Stock issuable upon the exercise of a Right and the number of outstanding Rights may be subject to adjustment in order to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Common Stock.  No adjustments to the purchase price of Common Stock will be required until the cumulative adjustments would amount to at least 1% of the purchase price.

No Adjustments for Separation.  As previously announced, the Board of Directors of the Company has approved the spin-off (the “Separation”) of A & B II, Inc., a Hawaii corporation and a wholly owned subsidiary of the Company (“New A&B”), by way of a pro rata distribution of all of the issued and outstanding shares of Common Stock, without par value, of New A&B to holders of Common Stock to be consummated on June 29, 2012.  No adjustment shall be made in connection with the Separation to (i) the redemption price, (ii) the exchange ratio or (iii) the purchase price, the number and kind of shares covered by each Right or the number of Rights outstanding.

Amendments.  The terms of the Rights Agreement may be amended by the Company in any manner without the consent of the holders of the Company’s Common Stock until the Rights separate from the Common Stock and become exercisable.  After such date, the Company may not amend the agreement in a way that adversely affects the interests of the holders of the Rights.  Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

Anti-Takeover Effects.  The Rights may have certain anti-takeover effects.  The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board.  As a result, the overall effect of the Rights may be to make more difficult a merger, tender offer or other business combination involving the Company that is not supported by the Board.

The Rights Agreement, which specifies the terms of the Rights, is attached hereto as an exhibit and is incorporated herein by reference.  This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement.

Item 2.                                                           Exhibits.

Exhibit No.	Description

1

Rights Agreement, dated as of June 8, 2012, between Alexander & Baldwin Holdings, Inc. and Computershare Shareowner Services LLC, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A and the Form of Summary of Rights to Purchase Common Stock as Exhibit B (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on June 8, 2012)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXANDER & BALDWIN HOLDINGS, INC.

Date: June 13, 2012	By:	/s/ Joel M. Wine
Name: Joel M. Wine
Title: Senior Vice President, Chief Financial Officer and Treasurer